January 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel
Kathryn T. Jacobson
Robert S. Littlepage
Re:	Dolby Laboratories, Inc. Form 10-K for the Fiscal Year Ended September 30, 2011 Filed November 23, 2011
Form 10-K/A for the Fiscal Year Ended September 30, 2011 Filed November 30, 2011 File No. 001-32431

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 10, 2012, relating to our Form 10-K for the fiscal year ended September 30, 2011 filed with the Commission on November 23, 2011, as amended by the Form 10-K/A for the fiscal year ended September 30, 2011 filed with the Commission on November 30, 2011 (collectively, the “2011 10-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Critical Accounting Policies and Estimates, page 46

1.	Refer to your response to comment two from our letter dated March 15, 2011. Tell us why you opted not to include, in your current Form 10-K, your proposed disclosure set forth in Appendix B of your response.

Pursuant to our letter to the Staff dated March 29, 2011, we included disclosure regarding estimates in valuation and classification of investments in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Results of Operations in our Form 10-Q filings for the quarters ended April 1, 2011 and July 1, 2011. We inadvertently

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omitted this disclosure from our 2011 10-K. However, we advise the Staff that information regarding our use of estimates in valuation and classification of investments was included in Note 4 to the financial statements contained in our 2011 10-K. We further advise the Staff that we will include disclosure substantially similar to that set forth in Appendix A in our discussion of Critical Accounting Policies and Estimates in future Form 10-Q and 10-K filings. Please note that we may modify such disclosure as necessary to reflect the facts and circumstances at the time of such disclosure.

Liquidity, Capital Resources and Financial Condition, page 55

2.	We note that at September 30, 2011, your cash equivalents, short-term investments and long-term investments comprised 65% of your total assets, up from 61% as of your previous fiscal year. In lieu of a recitation of changes and other information evident to readers from the financial statements, please enhance your disclosure to add known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, your liquidity (short-term and long-term) increasing or decreasing in any material way. Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis at http://www.sec.gov/rules/interp/2010/33-9144fr.pdf.

We advise the Staff that the noted increase in our cash, cash equivalents, short-term investments and long-term investments, as a proportion of total assets, is a result of cash provided by our operations, consistent with similar increases in prior periods.

We note that Item 303(a)(1) of Regulation S-K requires a company to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” We believe that all such trends, demands, commitments, events or uncertainties have been disclosed in our 2011 10-K. We further advise the Staff that our investment policy and the risks and uncertainties associated with our investment portfolio are described in Note 2 to the financial statements and Item 7A, respectively, contained in our 2011 10-K.

In response to the Staff’s comment, we will include disclosure substantially similar to that set forth in Appendix B in future filings (please note that anticipated changes from the disclosures included in our 2011 10-K have been marked to facilitate the Staff’s review). Please note that we may modify such disclosures as necessary to reflect the facts and circumstances at the time of such disclosure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 57

3.	We note on page 81 that as of September 30, 2011, you invested $649 million in Level 2 securities consisting primarily of corporate bonds and municipal debt securities which

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comprised 79% of your total investments. In comparison, at September 30, 2010, you invested $504 million, or 57% of your total investments, in Level 1 securities consisting primarily of money market funds, US agency securities and US government bonds.

Please expand your disclosure to address the reasons for the shift in your risk management policy, the resultant changes in your primary risk exposures, and how these exposures are managed or tell us why such disclosures are not required. To the extent that the investment grade ratings of these securities are materially different, please disclose those changes as well.

We advise the Staff that there has been no significant shift in our risk management strategy for our securities holdings in fiscal 2011. The Company’s investment policy and strategy are focused on preservation of capital and supporting liquidity requirements. We manage our duration risk by setting maximum maturity limits on our securities and our diversification risk by setting a concentration limit per issuer other than the U.S. government. We advise the Staff that we have not modified either of these limits since the end of fiscal 2010. We further advise the Staff that there has been no change in the overall credit quality of our investment portfolio or our primary risk exposures. During fiscal 2010 and 2011, the weighted average credit rating of our investment portfolio fluctuated within a range between AA- and AA+. In fiscal 2011, we changed the minimum credit quality requirement in our investment policy from A to A-. However, this change had no material impact on our investment portfolio’s weighted average credit profile or on our risk management objective. In fiscal 2011, we invested in high quality municipal debt instruments and corporate bonds (in comparison to overnight money market funds) to increase return while remaining in compliance with our investment policy and risk management strategy.

We advise the Staff that we will include disclosure substantially similar to that set forth in Appendix C to this letter in future filings (please note that anticipated changes from the disclosures included in our 2011 10-K have been marked to facilitate the Staff’s review). Please note that we may modify such disclosure as necessary to reflect the facts and circumstances at the time of such disclosure.

4. Fair Value Measurements, page 80

4.	In light of the significant increase in your holdings of Level 2 securities, such as corporate bonds and municipal debt securities, please expand your disclosure to discuss the extent to which your professional pricing service is gathering observable market information as opposed to using unobservable inputs and/or pricing models such as discounted cash flow techniques. Additionally, please disclose the procedures that you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurement, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

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We obtain the fair value of our financial instruments from a professional pricing service. The valuation techniques used to determine the fair values of our Level 2 securities, including commercial paper, corporate bonds and municipal debt securities were determined based on quoted market prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data.

To ensure the fair value determination is consistent with ASC 820, we perform quality controls over values received from our pricing service provider. Our quality controls include, but are not limited to, comparing our pricing service provider’s assessment of the fair values of our investment securities to the fair values of our investment securities obtained from another independent source, reviewing the pricing movement in the context of overall market trends and reviewing trading information from our investment managers. To date, we have not made any adjustments to the prices obtained from the pricing service provider.

To ensure securities are appropriately classified in the ASC 820 fair value hierarchy, we review the pricing techniques and methodologies of the professional pricing service and confirm that their techniques adequately consider market activity, either based on quoted market prices for the security being valued or based on modeling using observable market data and inputs.

We advise the Staff that we will include disclosure substantially similar to that set forth in Appendix D to this letter in future filings (please note that anticipated changes from the disclosures included in our 2011 10-K have been marked to facilitate the Staff’s review). Please note that we may modify such disclosure as necessary to reflect the facts and circumstances at the time of such disclosure.

5.	In determining the fair value of your municipal debt investments, please state, if true, whether these investments are supported by letters of credit and standby purchase agreements. Please also address how you considered the expiration dates of letters of credit and standby purchase agreements that secure these investments and the ability of the municipal debt issuers to roll over their debt and renew such bank guarantees at reasonable premiums.

We advise the Staff that we did not hold municipal debt investments that were supported by letters of credit or standby purchase agreements as of the fiscal year ended September 30, 2011.

* * * * *

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments regarding our responses to the undersigned at (415) 645-5779. In addition, we respectfully request that you provide any additional comments you may have to my attention at mjdemo@dolby.com, as well as by facsimile to Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,
DOLBY LABORATORIES, INC.
/s/ Murray J. Demo
Murray J. Demo
Chief Financial Officer

cc:	Kevin J. Yeaman

Andy Sherman

Dolby Laboratories, Inc.

Mark B. Baudler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Conor Moore

KPMG LLP

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Appendix A

Valuation and Classification of Investments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date.

We classify our financial assets and liabilities measured at fair value using a three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that reflect the assumptions market participants would use in pricing the investment that are based on market data obtained from sources independent of the reporting entity, such as market quoted prices. GAAP establishes a three-level hierarchy prioritizing the inputs used in measuring fair value as follows: the fair value hierarchy gives the highest priority to quoted prices in active markets that are accessible by us at the measurement date for identical investments, described as Level 1, and the lowest priority to valuation techniques using unobservable inputs, described as Level 3. We obtain the fair value of our Level 2 financial instruments from a professional pricing service, which may use quoted market prices for identical or comparable instruments. Fair value from this professional pricing source can also be based on pricing models whereby all significant inputs, including maturity dates, issue dates, settlement date, benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.

The degree to which estimates and judgment are used in determining fair value, is generally dependent upon the market pricing information available for the investments, the availability of observable inputs, the frequency of trading in the investments and the investment’s complexity. If different judgments regarding inputs were made, we could potentially reach different conclusions regarding the fair value of our investments.

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Appendix B

Liquidity, Capital Resources, and Financial Condition

Our principal sources of liquidity are our cash, cash equivalents, and investments, as well as cash flows from operations. We believe that our cash, cash equivalents, and potential cash flows from operations will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months.

We have historically generated significant cash from our operations; however, there can be no assurance that our operations will continue to generate significant cash flows in the future. We retain sufficient cash holdings to support our operations and we also purchase investment grade securities diversified among security types, industries, and issuers. We have used cash generated from our operations to fund a variety of activities related to our business in addition to our ongoing operations, including business expansion and growth, acquisitions, and repurchases of our common stock. Cash provided by operations and the value of our investment portfolio could also be affected by various risks and uncertainties, as described in Part II, Item 1A “Risk Factors”.

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Appendix C

~~As of September 30, 2011, we had cash and cash equivalents of $552 million, which consisted of cash and highly-liquid money market funds. In addition, we had short-term and long-term investments of $664 million, which consisted primarily of municipal debt securities, corporate bonds, and U.S. agency securities. These investments are subject to fluctuations in interest rates, which could impact our results of operations. As of September 30, 2011, the weighted-average effective maturity of our investment portfolio was less than one year. Based on our investment portfolio balance as of September 30, 2011, hypothetical changes in interest rates of 1% and 0.5% would have an impact on the carrying value of our portfolio of approximately $5.9 million and $3.0 million, respectively.~~

~~We do not use financial instruments for trading or other speculative purposes, nor do we use leveraged financial instruments.~~

We had cash, cash equivalents and marketable securities totaling $1.3 billion at December 30, 2011. This amount was invested primarily in money market funds, corporate notes and bonds, municipal debt securities, and U.S. agency securities. Our investment policy and strategy are focused on the preservation of capital and on supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes, nor do we use leveraged financial instruments. Our holdings of cash and cash equivalents and marketable securities, the majority of which is managed by external managers, meet the guidelines of our investment policy. We invest in highly rated securities with a minimum credit rating of A- and our policy limits the amount of credit exposure to any one issuer other than the U.S. government. At December 30, 2011, our weighted average portfolio credit quality was AA- and the weighted average duration of our investment portfolio was less than one year.

Our fixed-income portfolio is subject to fluctuations in interest rates, which could affect our results of operations. Based on our investment portfolio balance as of December 30, 2011, a hypothetical change in interest rates of 1% would have approximately a $5.1 million impact, and a change of 0.5% would have approximately a $2.6 million impact on the carrying value of our portfolio.

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Appendix D

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. We minimize the use of unobservable inputs and use observable market data, if available, when determining fair value. We classify our inputs to measure fair value using the following three-level hierarchy:

Level 1:	Quoted prices in active markets at the measurement date for identical assets and liabilities.
Level 2:	Prices may be based upon quoted prices in active markets or inputs not quoted on active markets but are corroborated by market data.
Level 3:	Unobservable inputs are used when little or no market data is available and reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

We base the fair value of our Level 1 financial instruments, which are traded in active markets, using quoted market prices for identical instruments. Our Level 1 financial instruments include money market funds, U.S. agency securities, U.S. government bonds, and mutual fund investments held in our supplemental retirement plan.

We obtain the fair value of our Level 2 financial instruments from a professional pricing service, which may use quoted market prices for identical or comparable instruments, or ~~inputs other than quoted prices that are observable either directly or indirectly~~ model driven valuations using observable market data or inputs corroborated by observable market data. ~~Our professional pricing service gathers quoted market prices and observable inputs for all of our fixed income securities from a variety of industry data providers. The valuation techniques used to measure the fair value of our Level 2 financial instruments were derived from non-binding market consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models such as discounted cash flow techniques.~~

To validate the fair value determination ~~We validate the quoted market prices~~ provided by our primary pricing service, ~~by comparing their assessment of the fair values of our investment portfolio balance against the fair values of our investment portfolio balance obtained from an independent source, which may include our investment managers.~~ we perform quality controls over values received which include comparing our pricing service provider’s assessment of the fair values of our investment securities against the fair values of our investment securities obtained from another independent source, reviewing the pricing movement in the context of overall market trends, and reviewing trading information from our investment managers. In addition, we assess the inputs and methods used in determining the fair value in order to determine the classification of securities in the fair value hierarchy.